Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Supervisory Board of Affimed N.V.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-198812) and on Form F-3 (No. 333-227933) of Affimed N.V. of our reports dated April 28, 2020, with respect to the consolidated statements of financial position of Affimed N.V. as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 20-F of Affimed N.V.

/s/   KPMG AG Wirtschaftsprüfungsgesellschaft

Mannheim, Germany
April 28, 2020